BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

August 3, 2016

VIA EDGAR AND FEDERAL EXPRESS

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:

Air Lease Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Comment Letter Dated June 7, 2016
Response Letter Dated July 8, 2016
Comment Letter Dated July 29, 2016
File No. 1-35121

Dear Mr. Cash:

On behalf of Air Lease Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated July 29, 2016 (the “Comment Letter”), regarding the above referenced Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2016

Form 10-K

Business

Aircraft Acquisition Strategy, page 7

1.            We note your response to our prior comment number one. Based on the proposed disclosure enhancements you provided in your response, it appears you have determined how you intend to record maintenance right assets when a related lease ends. We note you will disclose “the amortization of the net maintenance right asset included in depreciation expense.” Please explain to us your full prospective accounting policy for maintenance right assets/liabilities that arise as a result of acquisition accounting under ASC 805, including your end-of-lease accounting for these assets and liabilities. Please be advised, it does not appear to us that it would be appropriate to combine maintenance rights with the value of your rental fleet and amortize them over the remaining useful life of your aircraft.

Response:

The Company’s contemplated accounting policy for maintenance right assets/liabilities which the Company intends to adopt with respect to its financial statements for its year ended December 31, 2016 and disclose in its Annual Report on Form 10-K for the year ended December 31, 2016 is as follows:

MAINTENANCE RIGHTS

The Company identifies, measures and accounts for maintenance right assets and liabilities associated with its acquisitions of aircraft with in-place leases. A maintenance right asset represents the fair value of the Company’s contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. A maintenance right liability represents the Company’s obligation to pay the lessee for the difference between the lease end contractual maintenance condition of the aircraft and the actual maintenance condition of the aircraft on the acquisition date.

The Company’s aircraft are typically subject to triple-net leases pursuant to which the lessee is responsible for maintenance, which is accomplished through one of two types of provisions in its leases: (i) end of lease return conditions (“EOL Leases”) or (ii) periodic maintenance payments (“MR Leases”).

EOL Leases

Under EOL Leases, the lessee is obligated to comply with certain return conditions which require the lessee to perform lease end maintenance work or make cash compensation payments at the end of the lease to bring the aircraft into a specified maintenance condition.

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2016

Maintenance right assets in EOL Leases represent the difference in value between the contractual right to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. Maintenance right liabilities exist in EOL Leases if, on the acquisition date, the maintenance condition of the aircraft is greater than the contractual return condition in the lease and the Company is required to pay the lessee in cash for the improved maintenance condition. Maintenance right assets, net will be recorded as a component of flight equipment subject to operating leases on the Company’s balance sheet.

When the Company has recorded maintenance right assets with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment to the Company by the lessee, the maintenance right asset is relieved and an aircraft improvement is recorded to the extent the improvement is substantiated and deemed to meet the Company’s capitalization policy; (ii) the lessee pays the Company cash compensation at lease expiry in excess of the value of the maintenance right asset, the maintenance right asset is relieved and any excess is recognized as end of lease income; or (iii) the lessee pays the Company cash compensation at lease expiry that is less than the value of the maintenance right asset, the cash is applied to the maintenance right asset and the balance of such asset is relieved and recorded as an aircraft improvement to the extent the improvement is substantiated and meets the Company’s capitalization policy. Any aircraft improvement will be depreciated over a period to the next scheduled maintenance event in accordance with the Company’s policy with respect to major maintenance and included in depreciation of flight equipment on the Company’s income statement.

When the Company has recorded maintenance right liabilities with respect to EOL Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry in the contractually specified maintenance condition without any cash payment by the Company to the lessee, the maintenance right liability is relieved and end of lease income is recognized; (ii) the Company pays the lessee cash compensation at lease expiry of less than the value of the maintenance right liability, the maintenance right liability is relieved and any difference is recognized as end of lease income; or (iii) the Company pays the lessee cash compensation at lease expiry in excess of the value of the maintenance right liability, the maintenance right liability is relieved and the excess amount is recorded as an aircraft improvement.

MR Leases

Under MR Leases, the lessee is required to make periodic payments to the Company for maintenance based upon usage of the aircraft. When qualified major maintenance is performed during the lease term, the Company is required to reimburse the lessee for the costs associated with such maintenance. At the end of lease, the Company is entitled to retain any cash receipts in excess of the required reimbursements to the lessee.

Maintenance right assets in MR Leases represent the right to receive an aircraft in an improved condition relative to the actual condition on the acquisition date. The aircraft is improved by the performance of qualified major maintenance paid for by the lessee who is reimbursed by the Company from the periodic maintenance payments that it receives. Maintenance right assets, net will be recorded as a component of flight equipment subject to operating leases on the Company’s balance sheet.

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2016

When the Company has recorded maintenance right assets with respect to MR Leases, the following accounting scenarios exist: (i) the aircraft is returned at lease expiry and no qualified major maintenance has been performed by the lessee since the acquisition date, the maintenance right asset is offset by the amount of the associated maintenance payment liability and any excess is recorded as end of lease income; or (ii) the Company has reimbursed the lessee for the performance of qualified major maintenance, the maintenance right asset is relieved and an aircraft improvement is recorded.

There are no maintenance right liabilities for MR Leases.

When flight equipment is sold, maintenance rights are released from the balance sheet as part of the disposition gain or loss.

The Company respectfully advises the Staff that maintenance right assets/liabilities and the related depreciation of the ultimate aircraft improvements do not represent a material balance on its balance sheet or income statement, which would warrant a separate line item disclosure. However, the Company plans on disclosing the related maintenance right asset and liability activity in the footnotes to the financial statements. The Company will continue to monitor the relative significance of maintenance right asset and liability balances for individual line-item disclosures.

2.            With regard to your accounting for maintenance right assets at the end of the lease term, please tell us, and disclose in future filings, your accounting policy for planned major maintenance.

Response:

The Company acknowledges the Staff’s comment and, in its Annual Report on Form 10-K for the year ended December 31, 2016 and future filings, the Company will include its accounting policy for planned major maintenance as follows:

Major aircraft improvements and modifications incurred during an off-lease period are capitalized and depreciated over the remaining life of the flight equipment. In addition, costs paid by the Company for scheduled maintenance and overhauls are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

Division of Corporation Finance

Securities and Exchange Commission

August 3, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015, page 49

3.            We note your response to our prior comment number two. Please revise the titles of Non-GAAP financial measures you present to more clearly convey what they represent, such as “adjusted net income before income taxes” and “adjusted diluted earnings per share before income taxes” or other similar titles.

Response:

The Company acknowledges the Staff’s comment and the Company will revise the titles of the Non-GAAP financial measures that it presents in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and future filings to more clearly convey what such measures represent.

Critical Accounting Policies

Lease Revenue, page 88

4.            We note your response to our prior comment number three. Please expand your accounting policy disclosures in future filings to provide the policy information discussed in your response.

Response:

The Company acknowledges the Staff’s comment and, in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and future filings, the Company will expand its disclosure to provide the policy information discussed in the Company’s prior response to the Staff.

We request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’Melveny & Myers LLP

cc:        Gregory B. Willis, Air Lease Corporation

Carol C. Forsyte, Air Lease Corporation